

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 12, 2016

William J. Delaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, TX 77077

> **Re: Sysco Corporation**
> **Form 10-K for the fiscal year ended June 27, 2015**
> **Filed August 25, 2015**
> **Response Dated March 31, 2016**
> **File No. 001-06544**

Dear Mr. Delaney:

We have reviewed your March 31, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2016 letter.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Derivative Financial Instruments, page 65

1. Your response to question 5 indicates that the company is not amortizing AOCI to earnings based on the October 2014 debt but as the hedged fixed interest payments impact earnings. However you stated on page 66 of the 10-K, as well as on page 9 of your Form 10-Q for the quarter ended December 26, 2015, that "cumulative losses recorded in Accumulated other comprehensive (loss) income related to these swaps will continue to be amortized through interest expense over the term of the <u>originally issued</u>

<u>debt</u> as the amount hedged is anticipated to remain within our capital structure."
[Emphasis added.] For the AOCI related to the swaps terminated in September 2014,
please explain to us what you meant by "the term of the *originally issued debt*" and why
this disclosure is consistent with your response to question 5.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3849 if you have questions regarding the comment on the financial statements and related
matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lilyanna Peyser,
Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products